SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                ----------------

    INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. _)*


                           Tidelands Bancshares, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    886374107
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886374107                  13G                 Page 2 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Endicott Opportunity Partners, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [x]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    269,251
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    269,251
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               269,251
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               8.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
                PN
-----------------------------------------------------------------------------

CUSIP No. 886374107                  13G                 Page 3 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               W.R.D. Endicott, L.L.C.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [x]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    269,251
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    269,251
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               269,251
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               8.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               OO
-----------------------------------------------------------------------------

 CUSIP No. 886374107                  13G                Page 4 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Wayne K. Goldstein (in the capacity described herein)
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [x]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    269,251
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    269,251
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               269,251
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               8.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               IN
-----------------------------------------------------------------------------

CUSIP No. 886374107                  13G                Page 5 of 12 Pages

-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Robert I. Usdan (in the capacity described herein)
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [x]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    269,251
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    269,251
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               269,251
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               8.9%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               IN
-----------------------------------------------------------------------------

CUSIP No. 886374107                  13G                Page 6 of 12 Pages


ITEM 1(a).  NAME OF ISSUER:
                Tidelands Bancshares, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                875 Lowcountry Blvd.
                Mount Pleasant, South Carolina 29464

ITEM 2(a).  NAME OF PERSON FILING:

            (i) Endicott Opportunity Partners, L.P., a Delaware limited partnership ("EOP");

            (ii) W.R.D. Endicott, L.L.C., a Delaware limited liability company ("WRD LLC") and general partner of EOP;

            (iii) Wayne K. Goldstein ("Mr. Goldstein"), a Managing Member of WRD LLC; and

            (iv)   Robert I. Usdan ("Mr. Usdan"), a Managing Member of WRD
                   LLC.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

            The address of the principal business offices of each of: (i) EOP;
(ii) WRD LLC; (iii) Mr. Goldstein; and (ix) Mr. Usdan is 623 Fifth Avenue, Suite 3104, New York, NY 10022.

ITEM 2(c).  CITIZENSHIP:
            EOP - a Delaware limited partnership
            WRD LLC - a Delaware limited liability company
            Mr. Goldstein - United States
            Mr. Usdan - United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
                Common Stock, $0.01 par value

ITEM 2(e).  CUSIP NUMBER:
                886374107

CUSIP No. 886374107                  13G                Page 7 of 12 Pages


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule
                   13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 886374107                  13G                     8 of 12 Pages


ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned:
              -------------------------

              EOP may be deemed to beneficially own 269,251 Shares. WRD LLC may be deemed to beneficially own 269,251 Shares as a result of its voting and dispositive power over the 269,251 Shares held by EOP. Messrs. Goldstein and Usdan may each be deemed to beneficially own 269,251 Shares by virtue of their ultimate voting and dispositive power over the 269,251 Shares held by EOP.

          (b) Percentage Beneficially Owned:
              -----------------------------

              Based on calculations made in accordance with Rule 13d-3(d), and there being 3,039,888 Shares outstanding as of October 31, 2005, as disclosed in the Form 10-QSB for the quarterly period ended September 30, 2005: (i) EOP may be deemed to beneficially own approximately 8.9% of the outstanding Shares; (ii) WRD LLC may be deemed to beneficially own approximately 8.9% of the outstanding Shares; (iii) Mr. Goldstein may be deemed to beneficially own approximately 8.9% of the outstanding Shares; and (iv) Mr. Usdan may be deemed to beneficially own approximately 8.9% of the outstanding Shares.

          (c) Number of Shares as to Which Such Person Has:
              --------------------------------------------

              (i) EOP may be deemed to have sole power to direct the voting and disposition of the 269,251 Shares it beneficially owns. WRD LLC may be deemed to have sole power to direct the voting and disposition of the 269,251 Shares it beneficially owns by virtue of the relationships described in Item 2.

              (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan may be deemed to share the power to direct the voting and disposition of 269,251 Shares.

CUSIP No. 886374107                  13G                Page 9 of 12 Pages


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            The limited partners and the general partner of EOP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP in accordance with their ownership interests in such entities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            See Item 2.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 886374107                  13G                Page 10 of 12 Pages


                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 24, 2006


                                       ENDICOTT OPPORTUNITY PARTNERS, L.P.

                                       By:  W.R.D. Endicott, L.L.C.,
                                            its general partner


                                       By:  /s/ Wayne K. Goldstein
                                            --------------------------
                                            Name: Wayne K. Goldstein
                                            Title: Managing Member


                                       W.R.D. ENDICOTT, L.L.C.

                                       By:  /s/ Wayne K. Goldstein
                                            --------------------------
                                            Name: Wayne K. Goldstein
                                            Title: Managing Member


                                       /s/ Wayne K. Goldstein
                                       -------------------------------
                                       Wayne K. Goldstein


                                       /s/ Robert I. Usdan
                                       -------------------------------
                                       Robert I. Usdan

CUSIP No. 886374107                  13G                Page 11 of 12 Pages


                                  EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the
           Securities Exchange Act of 1934, as amended.

CUSIP No. 886374107                  13G                Page 12 of 12 Pages

                                                                       EXHIBIT 1


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of March 24, 2006


                                       ENDICOTT OPPORTUNITY PARTNERS, L.P.

                                       By:  W.R.D. Endicott, L.L.C.,
                                            its general partner


                                       By:  /s/ Wayne K. Goldstein
                                            --------------------------
                                            Name: Wayne K. Goldstein
                                            Title: Managing Member


                                       W.R.D. ENDICOTT, L.L.C.

                                       By:  /s/ Wayne K. Goldstein
                                            --------------------------
                                            Name: Wayne K. Goldstein
                                            Title: Managing Member


                                       /s/ Wayne K. Goldstein
                                       -------------------------------
                                       Wayne K. Goldstein


                                       /s/ Robert I. Usdan
                                       -------------------------------
                                       Robert I. Usdan